MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(In U.S. dollars and in accordance with U.S. GAAP)

The following discussion and analysis explains trends in our financial condition and results of operations for the three month period ended June 26, 2009, compared with the corresponding period in the previous Fiscal Year.  This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.  You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report and with our Annual Report for the Fiscal Year ended March 27, 2009.

Overview

Zarlink designs mixed-signal semiconductor products for a range of communications, optical and medical applications.  Mixed-signal integrated circuits (“ICs”) combine both analog and digital circuits on a single semiconductor chip.

Our core capabilities are in communication network timing and synchronization, voice telephony, telecom networking, optical interconnect and ultra low-power wireless communications. Zarlink has shipped more than 1 billion chips to date, and offers over 900 active products to its global customers. Our highly integrated IC, chipsets, system-on-chip (“SoC”) and module solutions address performance, power, cost and design concerns for telecom and medical equipment manufacturers, data center operators and system integrators.  For more information, visit www.zarlink.com.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries, in which we operate, and our beliefs and assumptions. We use words such as anticipate, expect, estimate, believe, and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

•	Our dependence on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner;

•	Our ability to integrate any businesses, technologies, product lines or services that we have or will acquire;

•	Our dependence on our foundry suppliers and third-party subcontractors;

•	Our dependence on revenue generation from our legacy products in order to fund development of our new products;

•	Our limited visibility of demand in our end markets, and the industry practice whereby our customers may cancel and/or defer orders on short notice;

•	We experienced operating losses in Fiscal 2009, as well as in several prior Fiscal Years, and may not be able to return to profitability;

•	Our ability to attract and retain key employees;

•	Significant fluctuations in foreign exchange rates may adversely impact our results of operations;

•	Risks inherent in our international operations;

•
Failure to protect our intellectual property or infringing on patents and proprietary rights of third parties could have a material adverse effect on our business, financial condition and results of operations;

•	Our substantial amount of indebtedness could adversely affect our financial position;

•	The current worldwide economic slowdown may result in lower revenues and net income as customers and suppliers manage through these events; and

•	Other factors referenced in our Annual Report on Form 20-F for the Fiscal Year ended March 27, 2009.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDING JUNE 26, 2009

Summary of Results from Operations	Three Months Ended
(thousands of U.S. dollars, except per share amounts)	June 26, 2009	June 27, 2008

Revenue	$53,608	$60,511

Net income (loss) for the period	$(516)	$1,100

Net income (loss) per common share:
Basic	$(0.01)	$-
Diluted	$(0.01)	$-

Weighted average common shares outstanding (in thousands):
Basic	122,426	127,245
Diluted	122,426	127,245

Our revenue in the first quarter of Fiscal 2010 was $53.6 million, down 11% from revenue of $60.5 million in the first quarter of Fiscal 2009. The revenue decrease in the first quarter of Fiscal 2010, as compared to the same period of the previous year, reflects lower sales volume in all of our product groups, with the exception of Custom and Other, as global economic conditions impact consumer and enterprise spending, resulting in lower demand for some of our products.  Within all our product groups, we continue to see the gradual shift in product sales from our legacy products towards our new products. In the first quarter of Fiscal 2010, this shift was most prevalent in our Medical Products group, where shipments of our new medical telemetry products increased by 28%, offset by a 30% decline in sales of our legacy audiologic medical devices, when compared to the first quarter of Fiscal 2009.  We consider our legacy products to be items on which we spend little R&D effort to maintain, and our new products to be those for which we have concentrated our recent R&D spending to develop. We view our new products as the source of future revenue growth and anticipate that revenue from our legacy products will gradually decline.

The global economic slowdown may continue to result in lower revenues through the second quarter of Fiscal 2010 and beyond. We use opening 90-day backlog as one indicator of future revenue. We view 90-day backlog as orders received from customers, which have been requested to be delivered within 90 days. At the beginning of the second quarter of Fiscal 2010 our 90-day backlog was $49 million, down from $51 million at opening of the first quarter of Fiscal 2010. We experienced softness in both our order bookings and billings in the third and fourth quarters of Fiscal 2009, which continued into our first quarter of Fiscal 2010. This softness is due to the economic slowdown which has resulted in our customers and end users scaling back deployment plans.  If this slowdown should continue to broaden and deepen, we may see customers reduce or cancel orders already placed.  Also, our customers continue to decrease inventory levels and demand short order lead times, further contributing to a lack of visibility into our end customer’s demand that creates uncertainty in our forecasted revenues.

In the first quarter of Fiscal 2010, we recorded a net loss of $0.5 million, or $0.01 per share.  This compares to net income of $1.1 million, or less than a penny per share, in the first quarter of Fiscal 2009. The loss in the first quarter of Fiscal 2010 was driven primarily by foreign exchange losses of $3.9 million and contract impairment of $0.8 million.  Foreign exchange losses in the first quarter of Fiscal 2010 were mainly the result of the weakening U.S. dollar on our convertible debentures.  The income in the first quarter of Fiscal 2009 was driven primarily by strong revenue and margins in the quarter and a gain on sale of excess land of $0.9 million.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows (in thousands):

	Three Months Ended
	June 26, 2009	% of Total	June 27, 2008	% of Total
Revenue:
Asia/Pacific	$28,429	53%	$29,518	49%
Europe	14,306	27	17,005	28
United States	10,194	19	12,286	20
Canada	395	1	680	1
Other Regions	284	-	1,022	2
Total	$53,608	100%	$60,511	100%

Asia/Pacific

Asia/Pacific revenue in the first quarter of Fiscal 2010 was $28.4 million, down 4% compared with revenue in the same period of Fiscal 2009. The decrease was driven primarily by lower Communication Products and Optical Products revenues, offset by increased revenue from Medical Products, with each contributing (4%), (1%), and 2% to the change, respectively.

Europe

European revenue decreased by 16% in the first quarter of Fiscal 2010 as compared to the same period of Fiscal 2009.  The decrease was driven primarily by lower Communication Products and Medical Products revenues, offset by increased revenue from Custom and Other, with each contributing (17%), (10%), and 15% to the change, respectively.

United States

Revenue from customers in the United States decreased by 17% to $10.2 million during the first quarter of Fiscal 2010 as compared to the first quarter of Fiscal 2009.  The decrease was due mainly to lower Communication Products and Optical Products revenues, offset by increased revenue from Medical Products, with each contributing (14%), (10%), and 10% to the change, respectively.

Canada

Canadian revenue in the first quarter of Fiscal 2010 decreased by $0.3 million as compared to the same period in Fiscal 2009, primarily due to lower Medical Products revenue.

Other Regions

For the three months ended June 26, 2009, revenue from customers in other regions decreased to $0.3 million as compared to $1.0 million for the same period last year, due mainly to lower Communication Products revenue.

REVENUE BY PRODUCT GROUP

	Three Months Ended
(in thousands)	June 26, 2009	% of Total	June 27, 2008	% of Total

Revenue:
Communication Products	$32,648	61%	$39,053	65%
Medical Products	8,984	17	9,168	15
Optical Products	3,953	7	6,209	10
Custom and Other	8,023	15	6,081	10
Total	$53,608	100%	$60,511	100%

Communication Products

Communication Products revenue decreased by $6.4 million or 16% in the first quarter of Fiscal 2010 when compared to the same period in Fiscal 2009.  The decrease is mainly due to lower sales of both telecom networking products and timing and synchronization products, each contributing (13%) and (3%) to the decrease, respectively.  The slowdown in enterprise communication equipment spending is the main reason for the decreased revenue seen in these products.

Medical Products

Our Medical Products revenue decreased by 2% in the first quarter of Fiscal 2010 compared to the same period in Fiscal 2009.  The decrease is due to lower product shipments of our legacy audiologic medical devices, offset by an increase in our medical telemetry products, each contributing (30%) and 28% to the percentage change in revenue, respectively.

Optical Products

Our Optical Products revenue for the first quarter of Fiscal 2010 decreased by 36% compared to the first quarter of Fiscal 2009.  This was due to lower product shipments from our parallel fiber optic modules, optical in/out products, and serial optical components, representing (11%), (10%), and (15%) of the change in this product group, respectively.  Reduced enterprise spending as a result of the economic slowdown is the main reason for the decrease in sales seen in the Optical Products group.

Custom and Other

Custom and Other revenue in the first three months of Fiscal 2010 was up 32% compared to the same period in Fiscal 2009.  The increase in revenue is the result of increased product shipments for communication application specific integration circuits (“ASIC”) products for two customers.

GROSS MARGIN

	Three Months Ended
(in thousands)	June 26, 2009	June 27, 2008

Gross Margin	$26,683	$27,590

As a percentage of revenue	50%	46%

Gross margin in the three month period ended June 26, 2009, was 50%, an increase of 4 percentage points as compared to the same period in Fiscal 2009.  Our margins may fluctuate from period to period as a result of the changes in sales volume from our different products, which we refer to as a change in product mix. The improved gross margin in the first quarter of Fiscal 2010 is mainly a result of increased efficiencies as well as a change in product mix.  Also, the impact of the outsourcing of our test and assembly functions, which began in the first quarter of Fiscal 2009, has resulted in lower costs than in previous quarters.  Additionally, during the first quarter of Fiscal 2010, we incurred $1.1 million of supply chain harmonization costs that were included in costs of goods sold.  Supply chain harmonization costs include costs incurred in transferring production within our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale.  We do not expect these costs to extend past Fiscal 2010.  In comparison, during the first quarter of Fiscal 2009, we incurred $1.3 million of severance and integration costs which were included in costs of goods sold.

OPERATING EXPENSES

Research and Development

	Three Months Ended
(in thousands)	June 26, 2009	June 27, 2008

R&D expenses – gross	$11,375	$13,550
Less: NREs and government assistance	(1,839)	(1,610)
R&D expenses	$9,536	$11,940

As a percentage of revenue	18%	20%

Net R&D expenses decreased by 20%, or $2.4 million, in the first quarter of Fiscal 2010 compared to the same period in Fiscal 2009.  The decrease is due mainly to cost reduction strategies implemented as part of the Legerity integration plan, as well as the restructuring actions announced in the fourth quarter of Fiscal 2009, which has resulted in lower headcount and material spending.  Net R&D expenses were also lower due to higher reimbursements of non-recurring engineering (“NRE’s”) in the first quarter of Fiscal 2010 as compared to the same period of the previous year.  Additionally, the stronger U.S. dollar in comparison to most other currencies in the first quarter of Fiscal 2010 compared to the first quarter of Fiscal 2009, resulted in reducing our R&D costs in locations outside the U.S., when converted to U.S. dollars.

For custom designs, we receive NRE reimbursements, which are recorded as recoveries of R&D expenditures. These NRE’s are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.  During the first quarter of Fiscal 2010, NRE’s included reimbursements related to the TPC agreement of $0.7 million.  These are the final reimbursements under the TPC agreement.

Our R&D activities focused on the following areas:

•	Ultra low-power integrated circuits and modules supporting short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

•	Timing products that support the delivery of time-sensitive services over packet-based networks;

•
Optical physical-layer integrated circuits, modules and complete solutions that provide communications systems customers with the ability to implement and easily manage high capacity, lower power fiber-optic interconnect links; and

•	Voice interface products for access and residential equipment that enables carrier-class voice over-cable and voice-over-packet applications.

Selling and Administrative

	Three Months Ended
(in thousands)	June 26, 2009	June 27, 2008

S&A Expenses	$10,293	$12,457

As a percentage of revenue	19%	21%

S&A expenses were $10.3 million in the first quarter of Fiscal 2010, down $2.2 million or 17% from the comparable period last year. The decrease is attributable to cost reduction strategies implemented as part of the Legerity integration plan, as well as the restructuring actions announced in the fourth quarter of Fiscal 2009.  Additionally, many of our S&A expenses are incurred in currencies other than the U.S. dollar, particularly the Canadian dollar, British pound, Swedish krona, and the euro.  Therefore the strength of the U.S. dollar in the first quarter of Fiscal 2010 compared to the same period of the previous year has aided in lowering S&A costs.

Amortization of Intangible Assets

In the first quarter of Fiscal 2010, we recorded amortization on intangible assets of $1.8 million, in line with the $1.8 million recorded in the same period of Fiscal 2009. These costs are related to our acquisitions of Legerity and Primarion.

Contract Impairment

In the first quarter of Fiscal 2010, we incurred $0.8 million in idle space under lease costs as compared to $Nil in the same period of Fiscal 2009. The costs incurred in Fiscal 2010 relate to contract impairment on leased space at our Austin, Texas, U.S. facility, and were due to headcount reductions associated with our restructuring announced in the fourth quarter of Fiscal 2009 as a result of the economic downturn.

Gain on Sale of Assets

In the first quarter of Fiscal 2010, we did not record any gains or losses on the sale of assets.  During the first quarter of Fiscal 2009, we sold excess land in Swindon, U.K. The proceeds from the sale of land were $1.0 million (0.5 million British pounds), resulting in a $0.9 million gain, net of transaction costs.

Stock Compensation Expense

At the beginning of Fiscal 2007, we adopted FAS 123R, Share-Based Payment, and began expensing the fair value of stock-based awards to employees under the provisions of FAS 123R.

Stock compensation expense was recorded as follows (in thousands):

	Three Months Ended
	June 26, 2009	June 27, 2008

Selling and administrative	$298	$418
Research and development	47	66
Cost of revenue	18	26
	$363	$510

As at June 26, 2009, total unrecognized compensation cost related to non-vested awards was $2.0 million, and the weighted average period over which this expense is expected to be recognized is approximately two years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, share prices, option prices, share price volatility, forfeitures, the risk free interest rate, and expected option lives.

NON-OPERATING INCOME AND EXPENSE

Interest Income

Interest income for the three months ended June 26, 2009 was $45,000, as compared to $367,000 in the three months ended June 27, 2008.  The decrease was primarily due to the lower interest rate environment in the first quarter of Fiscal 2010 as compared to the first quarter of Fiscal 2009.

Interest Expense

Interest expense for the three months ended June 26, 2009 was $0.9 million, as compared to $1.2 million in the three months ended June 27, 2008.  The decrease in interest expense when compared to the same period a year ago was due to the repurchase and cancellation of $6.5 million (Cdn $7.9 million) principal amount of our convertible debentures during the third quarter of Fiscal 2009, as well as changes in the Canadian dollar exchange rates between the periods.  The convertible debentures pay interest in Canadian dollars, thus the stronger U.S. dollar in the first quarter of Fiscal 2010 as compared to the same period in Fiscal 2009, resulted in lower interest expense when converted to U.S. dollars.

Amortization of Debt Issue Costs

We incurred $3.7 million in transaction costs relating to the issuance of our convertible debentures in the second quarter of Fiscal 2008. These costs have been capitalized, are included in other assets and are being amortized over five years, which is the term of the convertible debentures. Amortization costs for the three months ended June 26, 2009 were $160,000, as compared to $184,000 in the comparable period of Fiscal 2009.  The decrease is due to the repurchase and cancellation of convertible debentures in the third quarter of Fiscal 2009.

Foreign Exchange Loss

Foreign exchange loss in the first quarter of Fiscal 2010 was $3.9 million as compared to a loss of $0.3 million for the same period in Fiscal 2009. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end market rates.  As a result of this revaluation, we will incur non-cash foreign currency gains or losses.  The foreign exchange loss during the first quarter of Fiscal 2010 was primarily a result of the impact of the weakening U.S. dollar on our convertible debentures.  A five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.1 million to our earnings in a given Fiscal period.

Income Tax Recovery (Expense)

We have recorded an income tax expense of $18,000 in the first quarter of Fiscal 2010, compared with a recovery of $0.1 million in the first quarter of Fiscal 2009. The Fiscal 2010 income tax expense relates to FIN 48 obligations and current taxes in foreign jurisdictions.  The income tax recovery in Fiscal 2009 relates to closure of outstanding issues for tax audits, net of tax expense of $0.2 million relating to its foreign jurisdictions and FIN 48 obligations for uncertain tax positions.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of June 26, 2009, of $249.8 million (March 27, 2009 – $247.8 million). The change relates to movements in temporary timing differences, the utilization of losses in certain foreign jurisdictions and differences relating to changes in the foreign exchange rates between our local tax reporting currencies and functional currency.

We continue to pursue the closure of outstanding corporate tax audit issues with various governments. The settlement of any related Uncertain Tax Positions (“UTPs”) during the Fiscal Year will result in either a tax payment to the taxing authority or a derecognition of the UTP. Based, on information currently available to us, we expect that the unrecognized tax benefits will decrease by approximately $0.2 million in the next twelve months due to the closing of audits for open tax years. During the current quarter, we accrued $11,000 of interest for UTPs and we derecognized $0.3 million in previously recognized UTPs which were offset by a deferred tax asset in the same amount.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable.  When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

NET INCOME (LOSS)

We recorded a net loss of $0.5 million, or $0.01 per share, in the first quarter of Fiscal 2010.  This compares to net income of $1.1 million, or $0.00 per share, in the same period of Fiscal 2009. The net loss in the first quarter of Fiscal 2010 was mainly driven by a foreign exchange loss of $3.9 million, and $0.8 million contract impairment, as discussed elsewhere in this Management’s Discussion and Analysis. The net income in the first quarter of Fiscal 2009 was driven by higher revenue and margins in the period, as well as a gain on sale of assets of $0.9 million.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at June 26, 2009 was cash and cash equivalents totaling $47.1 million (March 27, 2009 - $45.0 million).

Operating Activities

Cash generated in operating activities during the three months ended June 26, 2009, was $3.0 million, as compared to $0.2 million generated in the same period of Fiscal 2009.

Cash generated in operating activities before working capital changes was $7.4 million for the three months ended June 26, 2009, as compared to cash generated of $4.3 million in the first three months of Fiscal 2009.  Our cash flows from operations increased in the period due to a $0.5 million net loss, combined with a number of non-cash charges. Included in the net loss in the first quarter of Fiscal 2010 were non-cash charges including a foreign exchange loss of $3.9 million, amortization of $2.0 million, depreciation of $1.0 million, and contract impairment of $0.8 million.  During the three months ended June 26, 2009, our non-cash working capital increased by $4.4 million, thereby reducing cash.  Our non-cash working capital changed mainly due to the following:

•	An increase in accounts and other receivables of $1.6 million, related primarily to timing of shipments and payments during the period;

•	An increase in inventories of $1.6 million, driven primarily by the purchase of inventory relating to last time buy’s from certain of our vendors; and

•	A decrease in payables and other accrued liabilities of $1.1 million, driven mainly by the payment of liabilities under the provisions for exit activities.

In comparison, our use of non-cash working capital increased by $4.1 million during the first three months of Fiscal 2009, primarily as a result of the following:

•	A decrease in payables and accrued liabilities totaling $2.9 million, driven mainly by the payment of accrued interest on our convertible debentures; and

•	An increase in accounts and other receivables of $2.8 million, as a result of increased revenue in the first quarter of Fiscal 2009 compared to the fourth quarter of Fiscal 2008.

Partially offset by:

•
A decrease in prepaid expenses and other of $1.3 million due mainly to lower amounts related to design tool agreements and the draw down on payments under our wafer supply agreement signed, in conjunction with the sale of the Swindon foundry, with MHS electronics UK Ltd, in February 2008.

Investing Activities

Cash used in investing activities during the three months ended June 26, 2009 was $0.6 million, resulting from cash outlays for fixed assets during the quarter.

Cash used in investing activities during the three months ended June 27, 2008 was $0.6 million, resulting from $1.0 million cash proceeds received from the sale of excess land, offset by cash outlays for fixed assets of $1.6 million during the quarter.

Financing Activities

Cash used in financing activities during the three months ended June 26, 2009, was $0.7 million.  The use in cash was from the following:

•	Payment of dividends on preferred shares of $0.5 million; and

•	Repurchase of preferred shares of $0.3 million.

Cash used in financing activities during the comparable three months of Fiscal 2009, was $1.9 million.  The use of cash was from the following:

•	Common share repurchase of $0.8 million;

•	Payment of dividends on preferred shares of $0.6 million; and

•	Repurchase of preferred shares of $0.5 million.

There were no common share repurchases in the first quarter of Fiscal 2010 under our current common share buyback program.  In the first quarter of Fiscal 2009, we repurchased 900,000 shares for a total consideration of $0.8 million under the Fiscal 2009 normal course issuer bid.

Any purchases made under the current share buy-back program will be made at the prevailing market price through the facilities of the TSX. The current share buy-back program allows us to purchase up to 11,971,633 common shares, or about 10% of the public float as of May 25, 2009. The bid does not commit us to make any share repurchases.  We may repurchase up to 10 percent of the public float of common shares using available cash during a 12-month period from May 29, 2009 to May 28, 2010. The timing and exact number of common shares purchased under the bid will be at our discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased under the bid will be cancelled.

The conditions attaching to our preferred shares entitle their holders to receive a quarterly dividend of $0.43 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $1.3 million in dividends in the remainder of Fiscal 2010. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $21.68 (Cdn$25.00) per share plus costs of purchase. During the first quarter of Fiscal 2010, we repurchased $0.3 million of preferred shares. In addition, if the market price of the shares remains below $21.68 (Cdn$25.00), we expect to make reasonable efforts to repurchase an additional 69,300 of preferred shares in the remainder of Fiscal 2010.

In the first quarter of Fiscal 2010, we entered into a formal issuer bid to purchase for cancellation up to $20.8 million (Cdn $24 million) face value of our convertible debentures.  The maximum aggregate purchase price for all debentures repurchased was not to exceed $10.4 million (Cdn $12 million).  In July 2009, we completed the formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000). The convertible debentures have a carrying amount of $61.5 million (Cdn $70.9 million) after the completion of the repurchase.  We expect to expense $0.3 million of costs related to the formal issuer bid, resulting in a loss on repurchase of $0.3 million, in the second quarter of Fiscal 2010.

In addition to our cash and cash equivalents, we have credit facilities of $1.3 million (Cdn $1.5 million) available for letters of credit. As at June 26, 2009, we had used $1.2 million of our credit facilities, accordingly, we had $0.1 million of unused facilities available for letters of credit.  The outstanding letters of credit related to our SERP.

As at June 26, 2009, we have pledged $13.8 million (107.2 million Swedish krona) in restricted cash and cash equivalents to secure our pension liability of $15.6 million in Sweden.  The Swedish pension liability is comprised of $12.9 million (101.1 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $2.7 million as determined under the U.S. GAAP provisions of FAS 87, Employers’ Accounting for Pensions.

We believe that our existing cash and cash equivalents, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, common share repurchase, preferred share dividend and repurchase, formal issuer bid repurchase, and other cash outflows for the foreseeable future.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business.  We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. There have been no changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the year ended March 27, 2009.

CONTRACTUAL OBLIGATIONS

Except for the formal issuer bid, which could have required us to repurchase up to $10.4 million (Cdn $12 million) of our convertible debentures, there have been no significant changes to our contractual obligations included in Item 5F – Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Commitments of our Annual Report on Form 20-F for the year ended March 27, 2009.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a Replacement of FASB Statement No. 162 (“FAS 168”). The FASB Accounting Standards Codification (the “Codification”) will be the single source of authoritative non-governmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. FAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in FAS 168. All other accounting literature not included in the Codification is non-authoritative. The Codification is not expected to have a material impact on our consolidated financial statements.

In May 2009, the FASB issued FAS No. 165, Subsequent Events (“FAS 165”). FAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FAS 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim or annual periods ending after June 15, 2009.  We adopted this standard in the first quarter of Fiscal 2010. The adoption of FAS 165 did not have a material impact on our financial position or results of operations.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” which amend SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments in interim as well as annual financial statements. This standard is effective for periods ending after June 15, 2009. We adopted this standard in the first quarter of Fiscal 2010.  The adoption of this standard did not have a material impact on our financial position or results of operations.

In December 2008, the FASB issued FASB Staff Position (“FSP”) No. 132(R)-1, Employers Disclosures about Postretirement Benefit Plan Assets (“FSP 132”), which provides additional guidance on employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. This interpretation is effective for financial statements issued for Fiscal Years ending after December 15, 2009. We are required to adopt FSP 132 in Fiscal 2010. The adoption of this interpretation will increase the disclosures in the Fiscal 2010 year-end financial statements related to the assets of our defined benefit pension plans.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. We adopted FSP 142-3 in the first quarter of Fiscal 2010. The requirements of FSP 142-3 are to be applied prospectively to intangible assets acquired after the effective date. As a result, the adoption of FSP 142-3 did not have a material impact on our financial position or results of operations.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB amended FAS 157 by issuing FASB Staff Position 157-1,  Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). In February 2008, the FASB also issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”).  FSP 157-1 amends FAS 157 to exclude fair value requirements on leases.  FSP 157-2 delayed the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal Years beginning after November 15, 2008.  We adopted certain provisions of FAS 157 in the first quarter of Fiscal 2009.  In the first quarter of Fiscal 2010, we adopted the provisions previously deferred by FSP 157-1 and FSP-2 relating to non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis.  The adoption of these provisions did not have a material impact on our financial position or results of operations.

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”). This statement significantly changes the accounting for acquisitions, both at the acquisition date and in subsequent periods.  In April 2009, FASB issued FSP No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies (“FSP 141(R)-1”).  This FSP amends and clarifies FAS 141(R), to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  FAS 141(R) and FSP 141(R)-1 are effective for public companies for Fiscal Years beginning on or after December 15, 2008. We adopted FAS 141(R) and FSP 141(R)-1 in the first quarter of Fiscal 2010, which are applied on a prospective basis.  The adoption of these standards did not have a material impact on our financial position or results of operations.

SUBSEQUENT EVENTS

Subsequent events have been evaluated through July 28, 2009, the date the financial statements were issued.

CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) during the three months ended June 26, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

COMMON SHARES OUTSTANDING

As at July 28, 2009, there were 122,425,682 common shares of Zarlink Semiconductor Inc., no par value, issued and outstanding.